EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	April 5, 2009	March 30, 2008
Earnings:

Income before income taxes	$129,038	$98,032

Add (deduct):

Interest on indebtedness	24,173	25,160
Portion of rents representative of the interest factor (a)	2,308	2,077
Amortization of debt expense	256	183
Amortization of capitalized interest	374	418
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(2,876)	(1,714)

Earnings as adjusted	$153,273	$124,156

Fixed Charges:

Interest on indebtedness	$24,173	$25,160
Portion of rents representative of the interest factor (a)	2,308	2,077
Amortization of debt expense	256	183
Capitalized interest	597	1,295

Total fixed charges	$27,334	$28,715

Ratio of earnings to fixed charges	5.61	4.32

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.